 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces investment in
Edgewater Exploration Ltd.

Toronto, Ontario, June 14, 2011 -- Kinross Gold Corporation (“Kinross”) announced today that it has subscribed for 625,000 units of Edgewater Exploration Ltd. (“Edgewater”) pursuant to a private placement.  Each unit consists of one common share and one half of one share purchase warrant.  Each full warrant allows the holder to purchase one common share at an exercise price of CAD$1.10 during the two year period following the closing of the private placement. Prior to the private placement, Kinross held 2,000,000 common shares and 6,000,000 warrants (5,000,000 of which are only exercisable in the event that Edgewater delineates a 3,000,000 Au oz resource for the Enchi project).  After giving effect to the private placement and assuming the exercise of all warrants held by Kinross, Kinross would hold 8,937,500 common shares, constituting 12.7% of Edgewater’s outstanding common shares.  The subscription price for the units is CAD$0.80 per unit for an aggregate purchase price of CAD$500,000.  The private placement is subject to approval by the TSX Venture Exchange.

Kinross is acquiring the Edgewater units for investment purposes.  Edgewater is a junior exploration company focused on exploring the Enchi project (90% owned by a Kinross subsidiary and under option to Edgewater) in Ghana and the Corcoesto project in Spain.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States and employing approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact
Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com